SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

AIRGAS, INC.

(Name of Subject Company)

AIRGAS, INC.

(Names of Person(s) Filing Statement)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

009363102

(CUSIP Number of Class of Securities)

Robert H. Young, Jr.

Senior Vice President, General Counsel and Secretary

Airgas, Inc.

259 North Radnor-Chester Rd.

Radnor, PA 19087-5283

(610) 687-5253

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Daniel A. Neff, Esq.

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York  10019

(212) 403-1000

☑       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Mike Molinini

Chief Operating Officer

Airgas, Inc.

259 North Radnor-Chester Road

Suite 100

Radnor, PA  19087

http://www.airgas.com

February 9, 2010

Dear Valued Customer:

You are important to our company, so I am writing to update you on recent developments at Airgas.  As you may know, on Friday, February 5, 2010, Air Products and Chemicals, Inc. publicly announced an unsolicited proposal to acquire Airgas.

After careful review our Board of Directors has unanimously rejected the proposal. Our Board determined that Air Products’ most recent proposal – like the proposal previously reviewed and rejected by the Board – significantly undervalues Airgas and its future prospects and is not in the best interests of the Company, its stockholders, its employees, or you – our customers. The press release we issued today detailing the reasons for the Board’s decision is attached.

Here at Airgas, we remain as focused as ever on your needs and will continue to deliver the value you expect from us.  Your business and our relationship are of paramount importance to all of us at Airgas.

We are proud of Airgas’ success and we have worked hard over the years to faithfully serve our customers by first understanding your needs and challenges and then providing the right solutions.  Now, as always, it is business as usual at Airgas – today’s announcement will have no effect on how we conduct business with you.  We are committed, as always, to meeting and exceeding your expectations.

From time to time we may update you with information that we believe to be important to our on-going relationship.  Our most current materials will also be available on our website at Airgas.com.  As always, please contact your local Airgas representatives with any questions or concerns.

Thank you for your business and trust in Airgas.

Sincerely,

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities.  No tender offer for the shares of Airgas has commenced at this time.  If a tender offer is commenced, Airgas may file a solicitation/recommendation statement with the U.S. Securities and Exchange Commission (“SEC”).  Any solicitation/recommendation statement filed by Airgas that is required to be mailed to stockholders will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov.  In addition, Airgas may file a proxy statement with the SEC.  Any definitive proxy statement will be mailed to stockholders of Airgas.  INVESTORS AND SECURITY HOLDERS OF AIRGAS ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Airgas through the web site maintained by the SEC at http://www.sec.gov.

CERTAIN INFORMATION REGARDING PARTICIPANTS

Airgas and certain of its respective directors and executive officers may be deemed to be participants under the rules of the SEC. Security holders may obtain information regarding the names, affiliations and interests of Airgas’ directors and executive officers in Airgas’ Annual Report on Form 10-K for the year ended March 31, 2009, which was filed with the SEC on June 1, 2009, and its proxy statement for the 2009 Annual Meeting, which was filed with the SEC on July 13, 2009.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the interests of these participants in any proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in any proxy statement and other relevant materials to be filed with the SEC if and when they become available.

FORWARD-LOOKING STATEMENTS

This communication may contain statements that are forward looking, as that term is defined by the Private Securities Litigation Reform Act of 1995, as amended, or by the SEC in its rules, regulations and releases.  These statements include, but are not limited to: our having strong prospects for organic and acquisition growth in the coming years; the economy just beginning its recovery; the view that under the terms of Air Products’ proposal, our shareholders would sacrifice real value and opportunity; our belief that a combination of our two companies could destroy rather than create value; and our prospects for continued growth and shareholder value creation.  We intend that such forward-looking statements be subject to the safe harbors created thereby.  All forward-looking statements are based on current expectations regarding important risk factors and should not be regarded as a representation by us or any other person that the results expressed therein will be achieved.  Airgas assumes no obligation to revise or update any forward-looking statements for any reason, except as required by law.  Important factors that could cause actual results to differ materially from those contained in any forward-looking statement include: adverse changes in customer buying patterns resulting from further deterioration in current economic conditions; weakening in the operating and financial performance of our customers, which can negatively impact our sales and ability to collect our accounts receivable; postponement of projects due to the recession; customer acceptance of price increases; the success of implementing and continuing our cost reduction programs; supply cost pressures; increased industry competition; our ability to successfully identify, consummate, and integrate acquisitions; our ability to achieve acquisition synergies; our continued ability to access credit markets on satisfactory terms; significant fluctuations in interest rates; increases in energy costs and other operating expenses eroding planned cost savings; higher than expected implementation costs of the SAP system; conversion problems related to the SAP system that disrupt our business and negatively impact customer relationships; the impact of tightened credit markets on our customers; the impact of changes in tax and fiscal policies and laws; the potential for increased expenditures relating to compliance with environmental regulatory initiatives; the impact of new environmental, healthcare, tax, accounting, and other regulation; continued potential liability under the Multiemployer Pension Plan Amendments Act of 1980 with respect to our participation in or withdrawal from multi-employer pension plans for our union employees; the extent and duration of current recessionary trends in the U.S. economy; the effect of catastrophic events; political and economic uncertainties associated with current world events; and other factors described in Airgas’ reports, including its March 31, 2009 Form 10-K, subsequent Forms 10-Q, and other documents filed by Airgas with the SEC.